

Mail Stop 3233

November 16, 2015

Via Email
Mr. Gary J. Wojtaszek
Chief Executive Officer
CyrusOne Inc.
1649 West Frankford Road
Carrollton, TX 75007

>   **Re: CyrusOne Inc.**
>   **Form 10-K for the year ended December 31, 2014**
>   **Filed February 27, 2015**
>   **File No. 001-35789**
>
>   **CyrusOne LP**
>   **Form 10-K for the year ended December 31, 2014**
>   **Filed February 27, 2015**
>   **File No. 333-188426**

Dear Mr. Wojtaszek:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Jennifer Monick

                                    Jennifer Monick
                                    Assistant Chief Accountant
                                    Office of Real Estate and
                                    Commodities